UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Fennec Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

31447P100
(CUSIP Number)

James E. Besser c/o Manchester Management PR, LLC 53 Palmeras Street Caribe Plaza Building, 6th Floor San Juan, Puerto Rico, 00901 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

759,584

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

759,584

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

759,584

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

759,584

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

759,584

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

759,584

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

759,584

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

759,584

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

759,584

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

759,584

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

759,584

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

759,584

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	31447P100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

163,666

8.	SHARED VOTING POWER

759,584

9.	SOLE DISPOSITIVE POWER

163,666

10.	SHARED DISPOSITIVE POWER

759,584

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

923,250

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	31447P100

This Schedule 13D is a fifth amendment with respect to Manchester Management Company, LLC, Manchester Explorer, L.P., James E. Besser and Morgan C. Frank.

This Schedule 13D is a third amendment with respect to Manchester Management PR, LLC.

Item 1.	Security and Issuer.

The name of the issuer is Fennec Pharmaceuticals Inc. (formerly known as Adherex Technologies Inc.), a Canadian corporation (the "Issuer"). The address of the Issuer's principal executive offices is P.O. Box 13628, 68 TW Alexander Drive, Research Triangle Park, North Carolina 27709. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are Manchester Management PR, LLC, a Puerto Rico limited liability company ("Manchester Management"), Manchester Management Company, LLC ("Manchester Company"), a Delaware limited liability company, Manchester Explorer, L.P., a Delaware limited partnership ("Manchester Explorer"), James E. Besser, a citizen of the United States of America ("Mr. Besser"), and Morgan C. Frank, a citizen of the United States of America ("Mr. Frank" and, together with Manchester Management, Manchester Company, Manchester Explorer, and Mr. Besser, the "Reporting Persons").

(b)	The principal business address for Manchester Management is 53 Palmeras Street, Caribe Plaza Building, 6th Floor, San Juan, Puerto Rico, 00901, and the principal business address for Manchester Company, Manchester Explorer, Mr. Besser and Mr. Frank is 3 West Hill Place, Boston, Massachusetts 02114.

(c)	Manchester Management provides investment management services to private individuals and institutions, including Manchester Explorer. Manchester Company is the general partner of Manchester Explorer. Mr. Besser serves as the Managing Member of Manchester Management. Mr. Besser and Donald Besser serve as the Managing Members of Manchester Company. Mr. Frank serves as a portfolio manager and a consultant of Manchester Company.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 759,584Shares beneficially owned by Manchester Management and Manchester Company came from the working capital of Manchester Explorer and another pooled investment vehicle managed by Manchester Management. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 759,584 Shares directly owned by Manchester Explorer came from the working capital of Manchester Explorer. The net investment costs (including commissions, if any) of the Shares directly owned by Manchester Explorer is approximately $750,000. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 163,666 Shares directly owned by Mr. Frank came from Mr. Frank's personal funds. The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Frank is approximately $100,000. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer's management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Manchester Management and Manchester Company may be deemed to be the beneficial owner of 759,584Shares (including warrants), constituting 4.0% of the Shares, based on 18,933,242 Shares outstanding as adjusted for warrants beneficially owned by Manchester Management. Manchester Management and Manchester Company has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 759,584Shares. Manchester Management and Manchester Company has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 759,584 Shares.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 759,584 Shares (including warrants), constituting 4.0% of the Shares, based on 18,933,242 Shares outstanding as adjusted for warrants beneficially owned by Manchester Explorer. Manchester Explorer has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 759,584 Shares. Manchester Explorer has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 759,584 Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 759,584 Shares (including warrants), constituting 4.0% of the Shares, based on 18,933,242 Shares outstanding as adjusted for warrants beneficially owned by Mr. Besser. Mr. Besser has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 759,584Shares. Mr. Besser has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 759,584 Shares.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 923,250 Shares (including warrants), constituting 4.9% of the Shares, based on 18,933,242 Shares outstanding as adjusted for warrants beneficially owned by Mr. Frank. Mr. Frank has the sole power to vote or direct the vote of 163,666 Shares and the shared power to vote or direct the vote of 759,584 Shares. Mr. Frank has the sole power to dispose or direct the disposition of 163,666 Shares and the shared power to dispose or direct the disposition of 759,584Shares.

The transactions by the Reporting Persons in the securities of the Issuer since the last Schedule 13D filing filed on August 17, 2018 are set forth in Exhibit B.

As of September 4, 2018, each Reporting Person ceased to be the beneficial owner of 5% of the Issuer’s securities.  Accordingly, this is the final Schedule 13D filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2018
(Date)

Manchester Management PR, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Management Company, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Explorer, L.P.

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 7, 2018, relating to the Common Stock, no par value of Fennec Pharmaceuticals Inc. shall be filed on behalf of the undersigned.

September 7, 2018
(Date)

Manchester Management PR, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Management Company, LLC

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member

Manchester Explorer, L.P.

By:	/s/ James E. Besser
Name:	James E. Besser
Title:	Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Units by accounts managed by Manchester Management PR, LLC

Date	Class	Sale	Price
08/20/2018	Common Stock, no par value	3,347	$9.65
08/21/2018	Common Stock, no par value	23,400	$9.62
08/22/2018	Common Stock, no par value	37,816	$9.93
08/23/2018	Common Stock, no par value	36,741	$9.75
08/27/2018	Common Stock, no par value	20,598	$9.64
08/27/2018	Common Stock, no par value	7,820	$9.74
08/29/2018	Common Stock, no par value	22,700	$9.64
08/29/2018	Common Stock, no par value	15,978	$9.67
08/30/2018	Common Stock, no par value	13,646	$9.85
08/31/2018	Common Stock, no par value	29,660	$9.62
09/04/2018	Common Stock, no par value	50,878	$9.18
09/05/2018	Common Stock, no par value	16,429	$9.07
09/06/2018	Common Stock, no par value	100	$9.00